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Exhibit 12.1

Computation or Ratio of Earnings to Fixed Charges

	Predecessor					Pro-Forma Combined(1)
					Reorganized		Reorganized
	Fiscal Year Ended December 31,
				January 1- September 30, 2003	October 1- December 31, 2003	January 1- December 31, 2003	January 1- December 31, 2004
	2000	2001	2002
						(unaudited)
	($ in Thousands)
Income (loss) before income taxes	$(52,706)	$(34,964)	$(8,096)	$57,988	$1,775	$59,763	$7,171
Fixed charges	15,906	20,240	22,890	12,926	892	13,818	3,467

Adjusted earnings	(36,800)	(14,724)	14,794	70,914	2,667	70,914	10,638
Fixed charges:
Interest expense	15,329	19,706	22,371	12,541	770	12,547	2,977
Interest portion of rent expense	577	534	519	385	122	507	490

Total fixed charges	$15,906	$20,240	$22,890	$12,926	$892	$12,926	$3,467
Ratio of earnings to fixed charges	—	—	0.65x	5.49x	2.99x	5.33x	3.07x
(Deficiency) to cover fixed charges	$(52,706)	$(34,964)	$—	$—	$—	$—	$—

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  Exhibit 12.1